Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), April 26, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fourth tranche of the common share buyback program announced on March 11, 2021 (“Fourth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
19/04/2021	MTA	4,959	176.4949	875,238.21
20/04/2021	MTA	5,000	173.9633	869,816.50
21/04/2021	MTA	5,048	174.2433	879,580.18
22/04/2021	MTA	5,000	177.8225	889,112.50
23/04/2021	MTA	6,000	177.7179	1,066,307.40
Total	—	26,007	176.1085	4,580,054.79

Since the announcement of the Fourth Tranche of the buyback program dated March 11, 2021 till April 23, 2021, the total invested consideration has been:
• Euro 28,642,943.23 for No. 165,789 common shares purchased on the MTA.
• USD 2,829,445.63 (Euro 2,375,650.39*) for No. 13,558 common shares purchased on the NYSE

As of April 23, 2021, the Company held in treasury No. 9,091,858 common shares equal to 3.53% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until April 23, 2021, the Company has purchased a total of 3,906,532 own common shares on MTA and NYSE for a total consideration of Euro 534,440,826.78.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
2